Exhibit 4.1
DESCRIPTION OF REGISTRANT’S SECURITIES

Cullen/Frost Bankers, Inc. (“Cullen/Frost” or “we”) has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”): (i) our common stock; (ii) our 6,000,000 depositary shares (the “Depositary Shares”) each representing a 1/40th interest in a share of our 4.450% non-cumulative perpetual preferred stock, Series B (the “Preferred Stock”); and (iii) our $100,000,000 aggregate principal amount of 4.500% subordinated notes due 2027 (the “Notes”).

DESCRIPTION OF COMMON STOCK
The following description of Cullen/Frost’s common stock is a summary and does not describe every right, term or condition of owning Cullen/Frost’s common stock. It is subject to and is qualified in its entirety by reference to Cullen/Frost’s restated articles of incorporation (the “Articles of Incorporation”) and amended and restated bylaws (the “Bylaws”). For a complete description, refer to the Articles of Incorporation and the Bylaws and any applicable provisions of relevant law, including the applicable provisions of the Texas Business Organizations Code and federal law governing bank holding companies.
General
Pursuant to the Articles of Incorporation, Cullen/Frost is authorized to issue 210,000,000 shares of common stock, par value $0.01 per share. Cullen/Frost’s common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “CFR.”
Dividends
The holders of Cullen/Frost common stock are entitled to share ratably in dividends when and if declared by the Cullen/Frost board of directors from funds legally available for the dividends. Under the terms of the Preferred Stock, our ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our securities that rank junior to the Preferred Stock is subject to certain restrictions in the event that we do not declare and pay dividends on the Preferred Stock for the most recent dividend period.
Voting Rights
Each holder of Cullen/Frost common stock has one vote for each share held on matters presented for consideration by the shareholders. Directors are elected by a majority of the shareholder votes cast, provided that if the number of director nominees exceeds the number of directors to be elected, the directors are elected by a plurality of the votes cast. The Articles of Incorporation and the Bylaws prohibit shareholders from cumulating their votes in any election of directors or for any other purpose.
Preemptive Rights
The holders of Cullen/Frost common stock have no preemptive rights to acquire any additional shares of Cullen/Frost common stock.
Liquidation Rights
In the event of liquidation, dissolution or winding-up of Cullen/Frost, whether voluntary or involuntary, the holders of Cullen/Frost common stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Cullen/Frost preferred stock, including the Preferred Stock. Cullen/Frost common stock is neither redeemable nor convertible into another security of Cullen/Frost.
Classification of the Board
Cullen/Frost’s board of directors is not classified.

DESCRIPTION OF THE DEPOSITARY SHARES EACH REPRESENTING
A 1/40TH INTEREST IN A SHARE OF 4.450% NON-CUMULATIVE
PERPETUAL PREFERRED STOCK, SERIES B
Description of the Preferred Stock
Computershare Inc., as the depositary, is the sole holder of our Preferred Stock, and all references herein to the holders of the Preferred Stock shall mean the depositary. However, the holders of the Depositary Shares are entitled, through the depositary, to exercise the rights and preferences of the holders of the Preferred Stock, as described below under “Description of Depositary Shares.”
The following description of the Preferred Stock is a summary and does not describe every right, term or condition of owning the Preferred Stock. It is subject to and qualified in its entirety by reference to the pertinent sections of our Articles of Incorporation, including the certificate of designations creating the Preferred Stock, and any applicable provisions of relevant law, including the applicable provisions of the Texas Business Organizations Code and federal law governing bank holding companies.
General
Our Articles of Incorporation authorizes us to issue 10,000,000 shares of preferred stock in one or more series and authorizes our board of directors or a duly authorized committee of the board to fix the number of shares and determine the rights, preferences, privileges and restrictions of any such series of preferred stock.
The Preferred Stock represents a single series of our authorized preferred stock, consisting of 150,000 shares having a par value of $0.01 per share. The Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of our stock or other securities and is not subject to any sinking fund or other obligation to redeem or repurchase.
Dividend Rights
Holders of the Preferred Stock are entitled to receive, when, as and if declared by our board of directors or a duly authorized committee of the board, out of funds legally available therefor, non-cumulative cash dividends at a rate of 4.450% per annum on the liquidation preference amount of $1,000 per share of Preferred Stock. Dividends on the Preferred Stock are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, with respect to the quarterly dividend period (or portion thereof) ending on the day preceding such respective dividend payment date.
Redemption
The Preferred Stock will not be subject to any mandatory redemption, sinking fund, or other similar provisions. The holders of Preferred Stock will not have the right to require the redemption or repurchase of the Preferred Stock.
Optional Redemption. We may redeem shares of the Preferred Stock at our option on any dividend payment date on or after December 15, 2025, in whole or in part, from time to time, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends on the shares of Preferred Stock called for redemption for prior dividend periods and accrued but unpaid dividends (whether or not declared) for the then-current dividend period prior to but excluding the redemption date. Redemption of the Preferred Stock is subject to our receipt of any required prior approvals from the Federal Reserve and to the satisfaction of any conditions set forth in the capital or other guidelines or regulations of the Federal Reserve applicable to the redemption of the Preferred Stock.
Redemption Following a Regulatory Capital Treatment Event. We may redeem shares of the Preferred Stock at our option at any time within 90 days following a regulatory capital treatment event (as defined in the certificate of designations creating the Preferred Stock), in whole but not in part, at a price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid dividends (whether or not declared) for the then-current dividend period prior to but excluding the redemption date. Redemption of the Preferred Stock is subject to our receipt of any required prior approvals from the Federal Reserve and to the satisfaction of any conditions set forth in the capital or other guidelines or regulations of the Federal Reserve applicable to the redemption of the Preferred Stock.

Liquidation Rights
In the event we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, holders of the Preferred Stock will be entitled to receive in full an amount equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), together with an amount equal to all dividends (if any) that have been declared on the Preferred Stock but not paid prior to such date of payment (but without any amount in respect of dividends that have not been declared prior to such payment date), before we make any distribution or payment out of our assets to the holders of our common stock or any other class or series of stock ranking junior to the Preferred Stock with respect to the distribution of assets.
If we fail to pay in full all amounts payable, including declared but unpaid dividends, with respect to the Preferred Stock and any stock having the same rank as the Preferred Stock with respect to the distribution of assets, the holders of the Preferred Stock and that other stock will share in any distribution of assets in proportion to the respective aggregate liquidation preferences to which they are entitled including an amount equal to any declared but unpaid dividends (and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable). After the holders of the Preferred Stock and any stock having the same rank as the Preferred Stock are paid in full, they will have no right or claim to any of our remaining assets.
Neither the sale, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or any part of our property or business nor a merger or consolidation by us with or into any other entity will be considered a dissolution, liquidation or winding-up of our business or affairs.
Voting Rights
The Preferred Stock has no voting rights, except as provided below or as otherwise specifically required by Texas law. On any matter in which holders of Preferred Stock are entitled to vote, including when acting by written consent, each holder of Preferred Stock will have one vote per share, except as to votes upon a Nonpayment Event (as defined below) in which case the Preferred Stock will have voting rights in proportion to its liquidation preference.
Right to Elect Two Directors upon a Nonpayment Event. Whenever dividends payable on the shares of Preferred Stock (whether or not declared) have not been paid in an aggregate amount equal to full dividends for six or more quarterly dividend periods, whether or not consecutive (a “Nonpayment Event”), the authorized number of our directors will automatically be increased by two. The holders of the Preferred Stock will have the right, together with holders of any other series of preferred stock on which similar voting rights have been conferred and are exercisable with respect to the matter (i.e., on which dividends likewise have not been paid), voting together as a class in proportion to their respective liquidation preferences, by a plurality of the votes cast, to elect two directors to fill such newly created directorships.
Other Voting Rights. So long as any shares of Preferred Stock are outstanding and not called for redemption, the vote or consent of the holders of at least 66 2/3% of the then-outstanding shares of Preferred Stock, voting separately as a single class, is necessary for effecting or validating certain changes, including certain amendments, alterations or repeals of any provision of our Articles of Incorporation or Bylaws that would significantly and adversely affect the Preferred Stock, binding share exchanges or reclassifications or mergers or consolidations involving Cullen/Frost.
Preemptive and Conversion Rights
The holders of the Preferred Stock do not have any preemptive rights. The Preferred Stock is not convertible into or exchangeable for property or shares of any other series or class of our capital stock.
Certain Anti-Takeover Matters
The Articles of Incorporation and Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors rather than pursue non-negotiated takeover attempts. These provisions include the following:
Advance Notice Requirements
The Bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of shareholders of Cullen/Frost. These procedures provide that notice of such shareholder proposals must be timely given in writing to the Secretary of Cullen/Frost prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received not less than 60 days nor more than 90 days prior to the date of the meeting. The notice must contain certain information specified in the Bylaws.

Limitation on Ability of Shareholders to Call Special Meetings
The Bylaws provide procedures pursuant to which holders of record of not less than 10% of the voting power of outstanding shares of the common stock may call a special meeting of shareholders.
Amendment of Bylaws
Amendments of the Bylaws require the approval of either a majority of the board of directors or the vote of the holders of three-quarters of the outstanding shares entitled to vote thereon.
Removal of Directors
In order for any director to be removed, the Bylaws require the vote of the holders of two-thirds of the shares then entitled to vote for the election of directors.
Description of the Depositary Shares
General
The Depositary Shares represent proportional fractional interests in shares of the Preferred Stock. Each Depositary Share represents a 1/40th ownership interest in one share of the Preferred Stock, and is evidenced by a depositary receipt. We deposited the underlying Preferred Stock with a depositary pursuant to a deposit agreement among us, Computershare Inc. acting as depositary, and the holders from time to time of the depositary receipts evidencing the Depositary Shares (the “Deposit Agreement”). Subject to the terms of the Deposit Agreement, each holder of a Depositary Share is entitled, through the depositary, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).
Dividends and Other Distributions
Each dividend payable on a Depositary Share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of the Preferred Stock.
The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Preferred Stock to the record holders of Depositary Shares relating to the underlying Preferred Stock in proportion to the number of Depositary Shares held by the holders.
Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Preferred Stock.
Withdrawal of Preferred Stock
In accordance with the requirements of the Deposit Agreement, a holder of depositary receipts may withdraw the number of whole shares of Preferred Stock represented thereby by surrendering such receipts at the office of the depositary at which its depositary receipt business is administered or at such other offices designated by the depositary; provided, however that no such whole shares of Preferred Stock which have previously been called for redemption may be withdrawn. In no event will fractional shares of the Preferred Stock (or any cash payment in lieu thereof) be delivered by the depositary.
Holders of such whole shares of Preferred Stock so withdrawn will not thereafter be entitled to deposit such shares of Preferred Stock under the Deposit Agreement or to receive a depositary receipt evidencing Depositary Shares for those shares of Preferred Stock. If the Depositary Shares surrendered by the holder in connection with the withdrawal exceed the number of Depositary Shares that represent the number of whole shares of Preferred Stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of Depositary Shares.
Redemption of Depositary Shares
If we redeem the Preferred Stock represented by the Depositary Shares, the Depositary Shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Preferred Stock held by the depositary. The redemption price per Depositary Share is expected to be equal to 1/40th of the redemption price per share payable with respect to the Preferred Stock (or $25 per Depositary Share), plus any declared and unpaid dividends (without accumulation of any undeclared dividends).

If we redeem shares of Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all of the outstanding Depositary Shares are redeemed, the depositary will select the Depositary Shares to be redeemed pro rata or by lot or in such other manner proportionate and applicable to the manner in which shares of the Preferred Stock are redeemed as determined to be fair and equitable by our board of directors or a duly authorized committee thereof. The depositary will mail notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Preferred Stock and the related Depositary Shares.
Voting the Depositary Shares
Because each Depositary Share represents a 1/40th interest in a share of the Preferred Stock, holders of depositary receipts will be entitled to 1/40th of a vote per Depositary Share under those limited circumstances in which holders of the Preferred Stock are entitled to a vote.
When the depositary receives notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the Depositary Shares relating to the Preferred Stock. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the Preferred Stock, may instruct the depositary to vote the amount of the Preferred Stock represented by the holder’s Depositary Shares. To the extent possible, the depositary will vote the maximum number of whole shares of Preferred Stock represented by Depositary Shares as to which any particular voting instructions are received in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any Depositary Shares representing the Preferred Stock, it will not vote the amount of the Preferred Stock represented by such Depositary Shares.
Preemptive and Conversion Rights
The holders of the Depositary Shares do not have any preemptive or conversion rights.
Registrar, Transfer Agent, Dividend Disbursing Agent and Redemption Agent
Computershare Inc. is the registrar, transfer agent, dividend disbursing agent and redemption agent in respect of the depositary receipts evidencing the Depositary Shares.
Depositary
Computershare Inc. is the depositary for the Depositary Shares.
Form of Depositary Shares
The Depositary Shares have been issued in book-entry form through DTC.
Listing
The Depositary Shares are listed on the NYSE under the symbol “CFR PrB.”

DESCRIPTION OF THE NOTES
The following is a brief description of the terms of the Notes and the relevant indenture (the “Indenture”). It does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Notes and the Indenture, which has been filed with the SEC and are available upon request from Cullen/Frost.
General
We issued $100,000,000 aggregate principal amount of the Notes on March 17, 2017. We have the right to issue additional notes of the same series without the consent of the holders of the Notes. Any such additional notes would have the same terms as the Notes (except for the issue date and public offering price). The Notes are unsecured and subordinated in right of payment to all our senior indebtedness and effectively subordinated to all debt and all other liabilities of our subsidiaries.
The Indenture does not limit the amount of senior or subordinated debt that we or our subsidiaries may incur either under the Indenture or other indentures, loan agreements or other instruments to which we or our subsidiaries become a party. The Notes are not convertible or exchangeable for our common stock or preferred stock.
Maturity; Interest
The Notes will mature on March 17, 2027. The Notes bear interest at an annual rate equal to 4.500%. Interest on the Notes is payable semi-annually in arrears on March 17 and September 17 of each year to the persons in whose names the Notes are registered at the close of business on the preceding February 28 and August 31 of each year. Interest on the Notes at the maturity date will be payable to the persons to whom principal is payable.
Optional Redemption
The Notes are redeemable, in whole or in part, at our option at any time or from time to time on or after February 17, 2027 and are not subject to any sinking fund or similar provisions. The redemption price will be equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to the redemption date.
Mandatory Redemption
The Notes are not mandatorily redeemable at the option of the holders.
Subordination
The Notes are subordinated in right of payment to the prior payment in full of all of our senior indebtedness.
Events of Default and Defaults
Under the Indenture, our filing for bankruptcy and the occurrence of certain other events of bankruptcy, insolvency or reorganization relating to Cullen/Frost or the receivership of any “major constituent bank” (as defined in the Indenture) are defined as “events of default”.
Under the Indenture, the following are defined as “defaults” with respect to the Notes:
•failure to pay principal of or any premium on any note when due;
•failure to pay any interest on any note when due and that default continues for 30 days;
•failure to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes; and
•any event of default.
If an event of default occurs and is continuing, then the maturity of the Notes will automatically accelerate without any action by the trustee or the holders. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes may, under circumstances set forth in the Indenture, rescind the acceleration if we have deposited monies on account of certain overdue amounts with the trustee.

If a default occurs that is not also an event of default, neither the trustee nor the holders may act to accelerate the maturity of the Notes. But if a default occurs, the trustee may proceed to enforce any covenant and other rights of the holders of the Notes. Furthermore, if the default relates to our failure to make any payment of interest due and payable and such default continues for 30 days or such default is made in the payment of the principal or any premium at its maturity, then the trustee may demand payment of the amounts then due and payable and may proceed to prosecute any failure on our part to make such payments.
Cullen/Frost will furnish to the trustee annually a statement as to its performance of its obligations under the Indenture and as to any default in performance.
Modification of the Indenture
The following summarizes changes we can make to the Indenture and the Notes issued under the Indenture.
Changes Requiring Each Holder’s Approval. First, there are changes that cannot be made without the approval of each holder of a Note affected by the change under the Indenture, including changes to the maturity for the principal or interest payment on a Note, reduction of the principal amount, the amount payable on acceleration of the maturity after a default, the interest rate or the redemption price for a Note, and impairment of any right a holder may have to require repayment of its Note. Refer to the Indenture for a full list of additional such changes.
Changes Not Requiring Approval. The second type of change does not require any approval by holders of the Notes. These changes are limited to clarifications and changes that would not adversely affect the Notes of that series in any material respect. Nor do we need any approval to make changes that affect only Notes to be issued under the Indenture after the changes take effect.
We may also make changes or obtain waivers that do not adversely affect a particular Note, even if they affect other debt securities that we may issue under the Indenture. In those cases, we do not need to obtain the approval of the holder of the unaffected debt security; we need only obtain any required approvals from the holders of the affected debt securities.
Changes Requiring Super-Majority Approval. Any other change to the Indenture and the Notes issued under the Indenture would require certain super-majority approvals as described in the Indenture.
Actions Not Restricted by Indenture
The Indenture does not contain restrictions on our ability to:
•incur, assume or become liable for any type of debt or other obligation;
•create liens on our property for any purpose; or
•pay dividends or make distributions on our capital stock or repurchase or redeem our capital stock.
The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture does not contain any provisions that would require us to repurchase or redeem or modify the terms of any of the Notes upon a change of control or other event involving it that may adversely affect the creditworthiness of the Notes.
The Trustee
The Bank of New York Mellon is the indenture trustee. Subject to the provisions of the Indenture relating to the duties of the trustee, in case an event of default occurs and is continuing, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.